BRF POSTS NET INCOME OF R$462 MILLION IN 1Q15

Growth of 42.8% over 1Q14; Consolidated EBITDA reaches R$951 million

São Paulo, April 28, 2015 - BRF, one of leading exporters of animal protein in the world, posted net income of R$461.6 million in the first quarter of 2015, an increase of 42.8% from 1Q14, with margin of 6.5%, as against 4.8% in the previous year.  Consolidated EBITDA reached R$951.1 million, up 11.2%, with EBITDA margin of 13.5%, up 0.7 p.p. in the same period.  If there was an adjustment  for the non-recurring items in the quarter, EBITDA would be R$1,155.0 million, with an EBITDA margin of 16.4%.

Simplified cash flow was R$1.1 billion in 1Q15, for a total of R$4.1 billion in the last 12 months, increasing 57.8% year-on-year.  Net debt/EBITDA (last twelve months), which had been falling for a year, stood at 1.26, compared to 1.04 in 4Q14, reflecting the effects of exchange variation.  Consolidated net operating revenue (NOR) totaled R$7.0 billion, up 5.1% year on year, driven by an average price increase in Brazilian real of 13.3% and by the positive results in Brazil, Middle East/Africa and Asia.

In a challenging domestic and global scenario, our results underline the Company’s strength and reflect the structural and strategic changes made over the last two years, which were intensified in early 2015 with the reorganization of the Company's management, which is now more decentralized, with greater decision-making power at business points and an increasingly greater focus on the consumer.

BRAZIL

In 1Q15, EBIT in Brazil totaled R$306.1 million, down 19.5% from the previous year, due to increased operating expenses, such as investments in marketing and trade marketing, as well as non-recurring extra expenses, such as restructuring, truck driver’s strike and changes in tax laws.  EBIT margin fell 2.5 p.p. from 1Q14 to 8.1%.  In comparison with 4Q14, EBIT fell 62.1%, while EBIT margin dropped 10.4 p.p.

In 1Q15, NOR in Brazil was R$3.8 billion, up 5.9% from 1Q14, mainly due to the 9.8% increase in average prices, which offset the 3.5% drop in volume.  However, this result was impacted by other sales (feed, breeding stock and subproducts), whose volume decreased 58.1%, while average prices in Brazilian real increased 65.0% in the yearly comparison.

The Company remains attentive to the economic challenges faced by Brazil, such as rising inflation and slowing growth.  Three new projects were launched in 1Q15 in the pursuit of constant improvements to efficiency and performance of our operations: the revamp of our production footprint to optimize the production infrastructure based on the vocation of each plant and the geographical diversity of BRF; the new pricing model that will enable positioning in accordance with each region, micro-region and channel; and acceleration of the plant automation process.

Starting July, the Company will also reinstate certain key product categories under the Perdigão brand, such as cured ham and sausage, which had been suspended in 2012. Perdigão currently accounts for 19% of the sales volume in the processed and frozen foods markets, making it the second most consumed brand in the country.

INTERNATIONAL MARKET

In 1Q15, NOR in Europe was R$622.1 million, down 12.4% year on year, mainly due to the 15.7% decrease in volumes caused by the reduction in Russia's share as a result of the country's economic crisis and our strategy to reduce exposure to that market.

NOR in Middle East/Africa was R$1.5 billion in 1Q15, up 15.1% from 1Q14, mainly driven by higher revenues from important markets such as Saudi Arabia and the United Arab Emirates, as a result of our strategy to acquire distributors in the region.  This was accompanied by a 23.0% increase in average prices in Brazilian real (1.5% higher in U.S. dollar) and a 6.4% decrease in volumes.

In Asia, NOR totaled R$744.7 million, representing growth of 6.5% compared to 1Q14.  This increase was mainly due to better average prices in Brazilian real (+17.1% YoY), which offset a 9.1% decrease in volume in the region compared to the same period the previous year.

In Latin America, NOR was R$393.5 million, down 6.0% year on year, caused by the 29.3% decrease in volume, mainly due to the lack of shipments to Venezuela.  In comparison with 4Q14, NOR in LATAM fell 11.6%, once again due to the 19.0% decrease in volume.

Globally, despite the instability of important markets such as Venezuela, Russia and Angola, the company continues its expansion process, in line with its strategic plan to access local markets, strengthen its brands and expand its product portfolio.  Examples of this strategy are the joint ventures with SFI in Singapore, and Invicta Food Group Limited in the United Kingdom.

FOOD SERVICES

The Food Services division, which was earlier reported separately, is now included under each region and its results are included in the results of each region.

DAIRY

Due to the sale of Dairy operations to the Lactalis group, the results of these operations are shown as discontinued operations.   In 1Q15, net income from discontinued operations totaled R$3.0 million, against a loss of R$7.8 million in 1Q14, but 89.1% lower than the 4Q14 net income of R$27.4 million.

1st QUARTER 2015 NUMBERS (Continued Operations)

R$ million

	1Q15	1Q14
Variation %

Net Operating Revenue	7,048	6,707	5.1%
Brazil	3,789	3,576	5.9%
Europe	622	710	12.4%
Middle East	1,499	1,302	15.1%
Asia	745	700	6.5%
Latin America	394	419	6.0%
Gross Profit	2,164	1,776	21.8%
Gross Margin	30.7%	26.5%	4.2 p.p.
EBIT	641	572	12.0%
Net Income	462	323	42.8%
Net Margin	6.5%	4.8%	1.7 p.p.
EBITDA	951	856	11.2%
EBITDA Margin	13.5%	12.8%	0.7 p.p.
Earnings per Share*	0.54	0.37	46.1%